Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545

Gabriella A. Lombardi

tel 650.233.4670

gabriella.lombardi@pillsburylaw.com

February 7, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:	Alan Campbell
Laura Crotty

Re:	Vincerx Pharma, Inc.

Registration Statement on Form S-3

Filed January 24, 2025

File No. 333-284478

Ladies and Gentlemen:

On behalf of Vincerx Pharma, Inc. (the “Company”), we respectfully submit this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated January 30, 2025, with respect to the Company’s Registration Statement on Form S-3 filed on January 24, 2025 (File No. 333-284478) (the “Form S-3”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

February 7, 2025

Registration Statement on Form S-3

General

1.

We note your Current Reports on Form 8-K filed on December 27, 2024, and furnished on January 23, 2025, relating to the proposed business combination between your company and Oqory, Inc. Please provide us with your analysis of the application of each of Item 11(a) and Item 11(b) of Form S-3 in relation to the proposed business combination. In your analysis, please tell us whether the transaction is considered “probable” pursuant to Regulation S-X such that financial statements are required to be filed.

Response: As previously disclosed, the Company entered into a binding term sheet (as amended, the “Term Sheet”) with Oqory, Inc., a Delaware corporation (“Oqory”), and Vivasor, Inc., Oqory’s parent corporation, relating to a proposed business combination between the Company and Oqory, which Term Sheet became effective on December 27, 2024.

The Company respectfully advises the Staff that it has determined, based on all available facts, that such business combination is not probable under Rule 3-05 of Regulation S-X as of the date of the Form S-3 filing and the date hereof, and therefore no further disclosure is required pursuant to Item 11(b) of Form S-3. The factors considered by the Company to determine probability include the following:

1.

Completion of due diligence by each party to its satisfaction is an essential condition that must be satisfied before the parties will enter into an actual definitive business combination agreement (a “definitive agreement”). This includes the Company’s satisfactory review and analysis of Oqory’s intellectual property and cancer patients’ CT and MRI clinical trial scans and data in selected clinical sites in the People’s Republic of China, which is ongoing as of the date hereof. The Company recently received access to such information from Oqory and is currently in the process of completing its due diligence review and analysis. This diligence also includes negotiating and agreeing with the third party sponsoring these clinical trials to conduct joint global clinical trials should a business combination move forward. If the results of such diligence are not satisfactory to the Company, the Term Sheet would be terminated before entering into a definitive agreement. It is standard practice for important diligence to be completed before a definitive agreement is executed. As a result, until this diligence is satisfactorily completed, there is substantial uncertainty regarding the ability to satisfy this condition and enter into a definitive agreement.

2.

The parties have not yet begun to negotiate, or execute, if at all, a definitive agreement. As of the date hereof, the parties have not begun negotiating a definitive agreement, and either party can terminate the Term Sheet by delivering a written notice to the other party, in which event a definitive agreement will not be executed.

3.

Obtaining commitments for a financing of equity interests in the Company in an amount equal to at least $20.0 million is another essential condition to entering into a definitive agreement. The Company has not been able to raise this amount of capital in the current funding environment, and there can be no assurance that it will be able to do so. As a result, there is substantial uncertainty regarding the ability to satisfy this condition and enter into a definitive agreement.

February 7, 2025

In addition, pursuant to Item 11(a) of Form S-3 in relation to the proposed business combination, the Company hereby confirms that all material changes to the Company’s business that have occurred since December 31, 2023 (the end of the latest fiscal year for which certified financial statements were included in the latest annual report to security holders) have been described in the Company’s filings with the Securities and Exchange Commission, including the Company’s Current Reports on Form 8-K filed on December 27, 2024 and January 23, 2025.

* * * * *

Please contact the undersigned at (650) 233-4670 or Julie Park at (650) 233-4067 with any questions regarding this matter. Thank you for your attention to this matter.

Sincerely,

/s/ Gabriella A. Lombardi

Gabriella A. Lombardi

cc:	Raquel E. Izumi

Tom C. Thomas

Julie Park, Pillsbury Winthrop Shaw Pittman LLP